Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)
 For the fiscal year ended December 31, 2009.

Or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from to

Commission file number: 1-13908

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Invesco 401(k) Plan
1555 Peachtree Street, N.E.
Atlanta, Georgia 30309

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Invesco Ltd.
1555 Peachtree Street, N.E.
    Atlanta, Georgia 30309

Audited Financial Statements
and Supplemental Schedule

Invesco 401(k) Plan
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Invesco 401(k) Plan

  Audited Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008, and for the
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Invesco Benefit Plans Committee
Invesco 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Invesco 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA
June 29, 2010

Invesco 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Investments, at fair value:
Cash equivalents	$ 4,219,595	$ 2,795,675
Invesco Ltd. common shares	3,271,335	2,292,206
Non-employer common stock	–	46,825
Mutual funds	152,241,646	106,451,036
Collective trust funds	150,201,596	116,166,658
Participant loans	4,405,839	4,907,491
Total investments	314,340,011	232,659,891

Receivables:
Employer contributions	12,475,263	1,050,943
Investment income	407,312	144
Total receivables	12,882,575	1,051,087
Total assets	327,222,586	233,710,978

Liabilities:
Due to brokers for purchases of securities	924,616	–
Total liabilities	924,616	–
Net assets reflecting all investments at fair value	326,297,970	233,710,978

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	(873,021)	1,767,155
Net assets available for benefits	$ 325,424,949	$ 235,478,133

See accompanying notes.

Invesco 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions:
Contributions:
Employers	$ 24,219,713
Participants	19,892,871
Rollovers from qualified plans	1,025,538
Total contributions	45,138,122

Net appreciation in fair value of investments	60,471,747
Interest and dividends	5,023,949
Legal Settlement	895,669
Total additions	111,529,487

Deductions:
Benefits paid to participants	(21,569,256)
Administrative expenses	(13,415)
Total deductions	(21,582,671)

Net increase	89,946,816

Net assets available for benefits:
Beginning of year	235,478,133
End of year	$ 325,424,949

See accompanying notes.

Invesco 401(k) Plan

Notes to Financial Statements

December 31, 2009

1. Plan Description

The following description of the Invesco 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document and summary Plan description.

General

The Plan, established and effective January 1, 2000, and restated and amended  effective December 31, 2009, is a defined contribution plan for the benefit of qualifying employees of IVZ, Inc. (the Plan Sponsor); Invesco Management Group Inc. (IMG) (formerly Invesco Aim Management Group Inc.); Invesco Group Services, Inc.; Invesco Advisers, Inc. (formerly Invesco Institutional, Inc. and Invesco Aim Advisors, Inc.);  Atlantic Trust Group, Inc. (Atlantic Trust); Invesco PowerShares Capital Management, LLC (formerly PowerShares Capital Management, LLC); and WL Ross & Co., LLC (WL Ross) (collectively, the Employers) and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is Invesco Ltd. (Invesco).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of their employment, provided they are eligible employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Plan Administration

The Invesco Benefit Plans Committee is the named administrator of the Plan (the Plan Administrator).  Reliance Trust Company (RTC) was the Plan’s trustee and asset custodian, except for the ordinary shares of Invesco Ltd., individual brokerage accounts, and grandfathered assets held in participant-directed brokerage accounts, which were in the custody of State Street Bank.  All the Plan assets, including the Invesco Ltd. common shares and the participant-directed brokerage accounts, were transferred to Charles Schwab Trust Company (CSTC) as of May 1, 2009, when CSTC succeeded RTC as trustee.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

The Plan permits participants to make pretax elective deferrals of 1% to 75% of compensation, as defined, subject to certain limitations under the Internal Revenue Code (Code). Participants who attained the age of 50 during the year may make catch-up contributions for prior years in accordance with IRS guidelines. The Employers will not match these catch-up contributions.

The Employers are required to make matching contributions of 100% of the first 6% of compensation contributed by each participant. For the year ended December 31, 2008, the Employers contributed 100% of the first 3% of compensation contributed by each participant, plus 50% of the next 2% of compensation contributed by each participant.  The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the Plan year due to death, disability, or retirement upon reaching the age of 59½.  For the year ended December 31, 2009, the Employers made a discretionary contribution of 4% of the first 6% of compensation contributed by each participant.  No discretionary contributions were made for the year ended December 31, 2008.

Effective July 1, 2007, new eligible employees were automatically enrolled in the Plan with a deduction of 5% of compensation being contributed to the Participant’s account unless the Participant elected otherwise.  The automatic enrollment deferral rate increased to 6%, effective April 1, 2009.   In addition, a Roth Account option was established in the Plan.  Participants are allowed to make Roth contributions which are included in the Participant’s taxable income.

The Plan also accepts rollovers of distributions from other tax-qualified plans, including Roth rollover contributions.

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant’s account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants’ accounts daily based on their relative account balances in each investment option.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting

Eligible participants are immediately vested in all contributions to the Plan.  A four year graded vesting provision was added for the discretionary profit sharing contribution, for those eligible employees hired after April 1, 2009.

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59½), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant’s account as of the date the record-keeper processes the distribution.

Any portion of a participant’s account which is held in Invesco Ltd. common shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

A participant is permitted an in-service withdrawal, on a quarterly basis, from the vested portion of his/her account if he/she has reached age 59½.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant’s vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the Employers is also considered. A participant may have only one outstanding loan at a time from the Plan or the Invesco Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant’s account. Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator.  Principal and interest are paid ratably through bimonthly payroll deductions.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. A majority of administrative expenses are paid by the Employers. Invesco does not charge investment management fees related to the Plan’s trust funds.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for

Invesco 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

each  “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (including the Plan’s own assumptions in determining the fair value of investments where there is little, if any market activity for the investment).

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

CSTC processes the value of their asset holdings at the close of business daily.  The Net Asset Values for mutual funds are calculated by each investment company and disseminated to price vendors.  CSTC uses pricing services to download the day’s prices into their system for the various investments.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash Equivalents:
Cash equivalents include cash investments in money market funds and interest bearing accounts.  Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within level 1 of the valuation hierarchy.   Cash investments in interest bearing accounts are very short-term in nature and are accordingly valued at cost plus accrued interest, which approximates fair value, and are classified within level 2 of the valuation hierarchy.

Common Stocks:
The common stock investments are valued at the closing price reported on the active market on which the individual securities are traded, and are classified within level 1 of the valuation hierarchy.

Mutual Funds:
The mutual fund investments are valued at the net asset value (NAV) of shares held by the Plan at year end, and are classified within level 1 of the valuation hierarchy.

Collective Trust Funds:
The common collective trust fund investments are valued at their net unit value as calculated at year end by the fund’s manager, and are classified within level 2 of the valuation hierarchy.

Participant Loans:
The participant loans are valued at their outstanding balances, which approximates fair value, and are classified within level 3 of the valuation hierarchy.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

		Quoted Prices in	Other Significant	Significant
		Active Markets for	Observable	Unobservable
	Fair Value	Identical Assets	Inputs	Inputs
	Measurements	(Level 1)	(Level 2)	(Level 3)
Cash equivalents	$ 4,219,595	$ 169,598	$ 4,049,997	$
Company common stock	3,271,335	3,271,335
Mutual funds:
U.S. funds	88,002,315	88,002,315
International funds	64,239,331	64,239,331
Collective trust funds (a):
U.S. funds	140,193,102		140,193,102
International funds	10,008,494		10,008,494
Participant loans	4,405,839			4,405,839
Total assets at fair value	$ 314,340,011	$ 155,682,579	$ 154,251,593	$ 4,405,839

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Quoted Prices in	Other Significant	Significant
		Active Markets for	Observable	Unobservable
	Fair Value	Identical Assets	Inputs	Inputs
	Measurements	(Level 1)	(Level 2)	(Level 3)
Cash equivalents	$ 2,795,675	$ 2,664,465	$ 131,210	$
Company common stock	2,292,206	2,292,206
Non-employer common stock	46,825	46,825
Mutual funds:
U.S. funds	68,618,139	68,618,139
International funds	37,832,897	37,832,897
Collective trust funds (a):
U.S. funds	109,660,600		109,660,600
International funds	6,506,058		6,506,058
Participant loans	4,907,491			4,907,491
Total assets at fair value	$ 232,659,891	$ 111,454,532	$ 116,297,868	$ 4,907,491

a. The collective trust funds provide investment management expertise in a wide variety of asset classes and investment strategies incorporating growth, value, core, structured, stable value, international, real estate and alternative investment management styles and products.  The price of and income generated by securities held directly and indirectly by the various collective trusts may decline in response to certain events, including those directly involving the issuers whose securities are owned by the trusts; general economic and market conditions; regional or global economic instability; and currency and interest rate fluctuations.

These collective trust funds include a stable value fund that is designed to deliver safety and stability by preserving principal and accumulating earnings.  Participant directed redemptions have no restrictions; however the Plan is required to provide a one year redemption notice to liquidate its entire share in this fund.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets, comprised solely of participant loans, for the year ended December 31, 2009:

Year Ended December 31, 2009
Beginning balance	$ 4,907,491
Realized gains/(losses)	-
Unrealized gains/(losses) relating to	-
instruments still held at the reporting date
Issuances and settlements, net	(501,652)
Ending balance	$ 4,405,839

4. Investment Options

The Plan offers investment options that include mutual funds and collective trusts managed by Invesco National Trust Company and Invesco Advisers, Inc.  Participants can also elect model portfolios that provide a broader, balanced option approach. A participant can choose from five portfolios made up of Plan fund offerings based on various risk tolerance levels.

The Personal Choice Retirement Account (PCRA) permits participants to establish an individual brokerage account through Charles Schwab, which allows participants to invest 100% of their total account in various mutual funds.

The Plan no longer allows new contributions into investments in Invesco Ltd. common shares. The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

5. Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, are as follows:

2009
Invesco Stable Value Trust Fund (at contract value)*	$ 43,603,873
AIM International Growth Fund – Institutional Share Class	29,579,074
AIM Dynamics Fund, Class A	24,902,420
Invesco 500 Index Trust Fund	24,618,877
AIM Small Cap Growth Fund - Institutional Share Class	20,432,506
AIM Diversified Dividend Fund - Institutional Share Class	16,823,106

2008
Invesco Stable Value Trust Fund (at contract value)*	$ 38,612,651
AIM International Growth Fund – Institutional Share Class	20,560,983
Invesco 500 Index Trust Fund	19,723,135
AIM Small Cap Growth Fund - Institutional Share Class	15,396,074
AIM Large Cap Growth Fund - Institutional Share Class	12,366,475
AIM Diversified Dividend Fund - Institutional Share Class	11,815,756

*The fair value of the Plan’s investment in the Stable Value Trust Fund was $44,476,894 and $36,845,496 at December 31, 2009 and 2008, respectively.

Net appreciation in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2009, is as follows for each investment type:

Quoted market prices: Invesco Ltd. common shares	$ 1,350,921
Mutual funds	36,343,566
Net unit values determined by fund manager: Collective trust funds	22,777,260
Net appreciation in fair value of investments	$ 60,471,747

Invesco 401(k) Plan

Notes to Financial Statements (continued)

6. Fully Benefit-Responsive Contracts Held in Common Collective Trust Fund

The Plan invests in the Invesco Stable Value Trust (the Trust), which is the Plan’s only common collective trust fund investment that holds fully benefit-responsive investment contracts.  The fair value of the Plan’s investment contracts held through the Trust at December 31, 2009 and 2008, is $44,476,894 and $36,845,496, respectively, and is included in the investments, at fair value on the statements of net assets available for benefits.  Also, presented on the Plan’s statement are the 2009 and 2008 year-end adjustments from fair value to contract value for the fully benefit-responsive investment contracts of ($873,021) and $1,767,155, respectively.

The adjustments from fair value to contract value represent the Plan’s proportionate share of the Trust’s total adjustments, as reported in the December 31, 2009 audited financial statements of the Trust.  Also, December 31, 2009 Trust information on the market yields and crediting interest rates for the Trust’s fully benefit-responsive investment contracts are reported in the notes to financial statements of the Trust.

7. Related-Party Transactions

A significant portion of the Plan’s assets are invested in mutual and collective trust funds managed by the Employers and their affiliates, Invesco National Trust Company and Invesco Advisers, Inc. Such funds are charged management fees by the Employers and their affiliates. As discussed in Note 2, Invesco does not charge investment management fees related to the Plan’s trust funds.

At December 31, 2009 and 2008, the Plan held 139,265 and 162,926 common shares of Invesco Ltd., respectively, which represents an ownership interest in Invesco Ltd. of less than 1%.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

9. Plan Termination

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board’s designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, participants will remain 100% vested and the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under ERISA, the Plan’s benefits are not insured by the Pension Benefit Guaranty Corporation.

10. Legal Settlement

In October 2004 the Securities and Exchange Commission (SEC) instituted administrative and cease-and-desist proceedings (the Order) against AIM Advisors, Inc. (AIM) and Invesco Funds Group (IFG). Pursuant to the Order, and as part of the related settlement of that proceeding, AIM and IFG were required to pay a fine and civil penalties into the Fair Fund.

The allegations on the Order involved AIM and IFG entering into an agreement that allowed certain individuals and entities to make frequent trades in AIM and IFG funds that were inconsistent with the fund prospectuses. The Order provided for the appointment of an Independent Distribution Consultant (the IDC) who developed a plan to distribute the Fair Fund to the eligible shareholders of the AIM and IFG mutual funds.

The plan provided for distribution of settlement funds, and any interest accrued, according to a method developed in consultation with AIM and IFG and acceptable to the SEC and the independent Trustees of the AIM and IFG Funds.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

10. Legal Settlement (continued)

The recipients of the settlement were eligible shareholders who held their shares in certain AIM funds between January 1, 2001 through September 30, 2003 and IFG Funds between January 1, 2000 through July 31, 2003 who were determined by the IDC to have been adversely affected by the alleged actions of the market timers.

The participants in the Invesco 401(k) Plan were determined to be due $895,669, which was received by the Plan in 2009.

11. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$325,424,949	$235,478,133
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	873,021	(1,767,155)
Amounts allocated to withdrawn participants	(382,250)	-
Net assets available for benefits per the Form 5500	$325,915,720	$233,710,978

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2009
Benefits paid to participants per the financial statements	$ 21,569,256
Less 2008 amounts allocated to withdrawn participants	-
Add 2009 amounts allocated to withdrawn participants	382,250
Benefits paid to participants per the Form 5500	$ 21,951,506

Invesco 401(k) Plan

Notes to Financial Statements (continued)

11. Differences Between Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.  There were no such processed claims as of December 31, 2008.

The following is a reconciliation of the increase in net assets available for benefits from the financial statements to the Form 5500:

Year Ended December 31, 2009
Net increase in net assets available for benefits per the financial statements	$ 89,946,816
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	2,640,176
Amounts allocated to withdrawn participants	(382,250)
Net increase in net assets available for benefits per the Form 5500	$ 92,204,742

The accompanying financial statements present fully benefit responsive contracts held by the Trust at contract value. The Form 5500 requires such investments to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts held by the Trust represents a reconciling item.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

12. Subsequent Events

On June 1, 2010, Invesco completed the acquisition of Morgan Stanley’s retail asset management business, including Van Kampen Investments. As of the date of acquisition, approximately 600 new U.S. employees became eligible to participate in the Plan.  The Plan administrator cannot yet estimate the financial effect of this acquisition on the Plan.

Supplemental Schedule

	Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets
	(Held at End of Year)

	December 31, 2009

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

	Bank of America	Interest bearing account	$ 896,295
	Charles Schwab Trust Company	Money Market Fund	169,598
	Bank of America	Interest bearing account	3,153,702
*	Invesco Ltd.	Common shares	3,271,335
*	Invesco National Trust Company	Stable Value Trust Fund	44,476,894
*	Invesco National Trust Company	International Equity Trust Fund	7,987,242
*	Invesco National Trust Company	Equity Real Estate Securities Trust Fund	7,435,161
*	Invesco National Trust Company	500 Index Trust Fund	24,618,877
*	Invesco National Trust Company	Structured Small Cap Value Equity Trust Fund	4,601,524
*	Invesco National Trust Company	Core Fixed Income Trust Fund	13,546,837
*	Invesco Advisers, Inc.	Large Cap Growth Fund - Institutional Share Class	15,567,214
*	Invesco Advisers, Inc.	Basic Value Fund - Institutional Share Class	14,214,075
*	Invesco Advisers, Inc.	Dynamics Fund, Class A	24,902,420
*	Invesco Advisers, Inc.	Small Cap Growth Fund - Institutional Share Class	20,432,506
*	Invesco Advisers, Inc.	International Growth Fund - Institutional Share Class	29,579,074
*	Invesco Advisers, Inc.	Diversified Dividend Fund - Institutional Class	16,823,106
*	Invesco Advisers, Inc.	Balanced-Risk Allocation Fund, Class A	105,844
*	Invesco Advisers, Inc.	Balanced-Risk Allocation Fund, Class Y	1,055,001
*	Invesco Advisers, Inc.	Charter Fund, Class A	63,888
*	Invesco Advisers, Inc.	Constellation Fund, Class A	123,497
*	Invesco Advisers, Inc.	Developing Markets Fund, Class A	81,981
*	Invesco Advisers, Inc.	Disciplined Equity Fund	2,677
*	Invesco Advisers, Inc.	Energy Fund, Class A	38,034
*	Invesco Advisers, Inc.	Capital Development Fund, Class A	78,275
*	Invesco Advisers, Inc.	European Small Company Fund, Class A	6,145
*	Invesco Advisers, Inc.	Gold & Precious Metals Fund, Class Y	75,566
*	Invesco Advisers, Inc.	Gold & Precious Metals Fund, Class A	21,669
*	Invesco Advisers, Inc.	Mid Cap Core Equity Fund, Class A	22,591
*	Invesco Advisers, Inc.	High Yield Fund, Class A	68,821
*	Invesco Advisers, Inc.	High Yield Fund - Investor Class	136,653

	Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets (continued)
	(Held at End of Year)

	December 31, 2009

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	Invesco Advisers, Inc.	International Small Company Fund, Class Y	17,779
*	Invesco Advisers, Inc.	China Fund, Class A	74,325
*	Invesco Advisers, Inc.	Global Real Estate Fund, Class A	122,258
*	Invesco Advisers, Inc.	Mid Cap Basic Value Fund, Class A	363,788
*	Invesco Advisers, Inc.	Real Estate Fund- Investor Class	430
*	Invesco Advisers, Inc.	Leisure Fund - Investor Class	3,902
*	Invesco Advisers, Inc.	Select Real Estate Income Fund, Class A	85,394
*	Invesco Advisers, Inc.	Small Cap Equity Fund, Class A	72,593
*	Invesco Advisers, Inc.	Summit Fund, Class A	32,175
	SSgA	S&P Mid Cap Index SL Fund	6,951,124
	SSgA	Russell 1000 Value Index SL Fund	5,461,470
	SSgA	Russell 1000 Growth Index SL Fund	13,392,446
	SSgA	Passive Bond Market Index SL Fund	4,627,083
	SSgA	Treasury Inflation Protected Fund	5,644,546
	SSgA	Russell Daily EAFE Fund	2,021,252
	SSgA	Russell REIT Index	2,815,474
	PIMCO	Real Return Fund - Insititutional Share Class	6,655,228
	Artisan	Mid Cap Value Fund - Investor Class	7,745,638
	AllianceBernstein	International Value Fund - Advisor Class	8,102,685
	Lasso	Long & Short Strategic Opportunities Fund	6,621,665
	Self-directed brokerage accounts	Various non-Employer Mutual Funds	5,566,415
*	Participant loans	Promissory notes, with interest ranging
		from 4.25% to 10.5% and varying maturities	4,405,839
			314,340,011

*Party in Interest

Note: Column (d) cost information is not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Invesco 401(k) Plan
By: Invesco Benefits Plan Committee Plan Administrator

By:	/s/ David Hartley
Name: David Hartley